Filed Pursuant to Rule 433

Registration No. 333-123525

June 5, 2007

PEPCO HOLDINGS, INC.

$250,000,000

6.125% Notes due 2017

Issuer:	Pepco Holdings, Inc.
Issue:	6.125% Notes due 2017
Ratings:	Baa3/BBB–/BBB (Moody’s/S&P/Fitch)
Offering Size:	$250,000,000
Coupon:	6.125%
Trade Date:	June 5, 2007
Settlement Date:	June 8, 2007 (T+3)
Stated Maturity:	June 1, 2017
Initial Public Offering Price:	99.479% per Note
Proceeds to Issuer (before expenses):	$247,072,500
Yield to Maturity:	6.196%
Benchmark Treasury:	4.50% due May 2017
Benchmark Treasury Yield:	4.976%
Spread to Benchmark Treasury:	+122 bps
Optional Redemption:	Make-whole call, 20bps spread over U.S. Treasuries
Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2007
CUSIP Number:	713291 AP 7
Representatives:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408.